Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-262557

Pricing Supplement dated April 27, 2023 to the
Prospectus Supplement dated March 4, 2022 and
Prospectus Dated March 4, 2022
The Toronto-Dominion Bank $25,000,000 Fixed-to-Floating Rate Notes Due May 1, 2024
The Toronto-Dominion Bank (“TD” or “we”) has offered the Fixed-to-Floating Rate Notes due May 1, 2024 (the “Notes”) described below.
CUSIP / ISIN: 89114YWC1 / US89114YWC10
The Notes will accrue interest quarterly at the following per annum rates, calculated using the Day Count Fraction:
•	For the first three quarterly Interest Periods (each, a “Fixed Interest Period”): a Fixed Interest Rate of 5.875% per annum; and
•
For the final quarterly Interest Period (the “Floating Interest Period”): a Floating Interest Rate equal to the 2-Year U.S. Dollar SOFR ICE Swap Rate (“2-Year SOFR CMS Rate (USD)”) as of the Interest Reset Date. In no event will the Floating Interest Rate be less than the Minimum Interest Rate of 0.00%.

TD will pay interest on the Notes on August 1, 2023, November 1, 2023, February 1, 2024 and the Maturity Date (each an “Interest Payment Date”). If an Interest Payment Date is not a Business Day, interest payments will be paid on the next following Business Day without any adjustment to the Interest Payment or any Interest Period.
Any payments on the Notes are subject to the credit risk of TD. The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.
The Notes will not be listed or displayed on any securities exchange or any electronic communications network.
Investment in the Notes involves a number of risks. See “Additional Risk Factors” beginning on page P-6 of this pricing supplement, “Risk Factors” beginning on page S-4 of the prospectus supplement dated March 4, 2022 (the “prospectus supplement”) and “Risk Factors” beginning on page 1 of the prospectus dated March 4, 2022 (the “prospectus”).
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on the Issue Date, against payment in immediately available funds.
	Public Offering Price[1]	Underwriting Discount1 2	Proceeds to TD2
Per Security	$1,000.00	$3.05	$996.95
Total	$25,000,000.00	$76,250.00	$24,923,750.00
1 Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may have agreed to forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may have been as low as $998.95 (99.895%) per Note.
2 TD Securities (USA) LLC will receive a commission of $3.05 (0.305%) per Note and will use all of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

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Fixed-to-Floating Rate Notes Due May 1, 2024

Summary
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus.
Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities, Series E
Type of Note:	Fixed-to-Floating Rate Notes
CUSIP / ISIN:	89114YWC1 / US89114YWC10
Underwriter:	TD Securities (USA) LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Issue Price:	100% of the Principal Amount per Note
Pricing Date:	April 27, 2023
Issue Date:	May 1, 2023, which is the second DTC settlement day following the Pricing Date.
Maturity Date:	May 1, 2024, or if such day is not a Business Day, the next following Business Day.
Payment at Maturity	On the Maturity Date, TD will pay you the Principal Amount of your Notes plus any accrued and unpaid interest.
Interest Rate:
The Notes will accrue interest, calculated using the Day Count Fraction, at:
•           the Fixed Interest Rate for the first three quarterly Interest Periods (each, a “Fixed Interest Period”); and
•       the Floating Interest Rate for the final quarterly Interest Period, subject to the Minimum Interest Rate (the “Floating Interest Period”).

Interest Period:
For each Interest Payment Date, the quarterly period from, and including, the previous Interest Payment Date (or the Issue Date in the case of the first Interest Payment Date) to, but excluding, the applicable Interest Payment Date (or the Maturity Date in the case of the final Interest Payment Date), in each case, without any adjustment in the event an Interest Payment Date is postponed.

Fixed Interest Rate:	5.875% per annum
Floating Interest Rate:
2-Year SOFR CMS Rate (USD) as of the Interest Reset Date, provided that the Floating Interest Rate will not be less than the Minimum Interest Rate.
For the avoidance of doubt, the date on which the Notes begin accruing interest at the Floating Interest Rate is February 1, 2024.

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2-Year SOFR CMS Rate (USD)
Means the 2-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for U.S. dollar swaps with a maturity of two years commencing as of the Interest Reset Date, expressed as a percentage, and which appears on the Bloomberg Professional® service (“Bloomberg”) page “USISSO02” <Index> (or any successor service or page as determined by the Calculation Agent), as of 11:00 a.m., New York City time on the Interest Reset Date, or, if the Floating Interest Rate cannot be determined by reference to the foregoing Bloomberg page (or any successor service or page), the rate determined by the Calculation Agent after consulting such sources as the Calculation Agent deems comparable to the foregoing page or any other source that it deems reasonable.
Notwithstanding the above, if the Calculation Agent determines that the Floating Interest Rate has been permanently or indefinitely discontinued prior to the Interest Reset Date, then the Calculation Agent or its designee will select a substitute rate with reference to (1) any alternative reference rate selected by the central bank, monetary authority or any similar institution and (2) accepted market practice and usage, as discussed further in the prospectus supplement under “Description of the Notes We May Offer — Interest Rates — Floating Rate Notes — CMS Rate Notes”.

Minimum Interest Rate:	0.00%
Interest Reset Date:	Two U.S. Government Securities Business Days (as defined below) prior to the beginning of the Floating Interest Period.
Day Count Fraction:
30/360
For the avoidance of doubt, each month is deemed to have 30 days and each year is deemed to have 360 days. Therefore, each Interest Period will be deemed to have 90 days and each year will be deemed to have 360 days.

Interest Payment Dates:
August 1, 2023, November 1, 2023, February 1, 2024 and the Maturity Date.

If an Interest Payment Date is not a Business Day, interest payments will be paid on the next following Business Day without any adjustment to the Interest Payment or any Interest Period.

Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City.
U.S. Government Securities Business Day:
Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

U.S. Tax Treatment:
By purchasing the Notes, you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to treat the Notes, for U.S. federal income tax purposes, as short-term debt instruments. Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that your Notes should be treated in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as discussed further under “Material U.S. Federal Income Tax Consequences” herein and in the product supplement.

Canadian Tax Treatment:
Please see the discussion in the prospectus under “Tax Consequences—Canadian Taxation”, which applies to the Notes. In addition to the assumptions, limitations and conditions described therein, such discussion assumes that no amount paid or payable to a Non-resident Holder in respect of the Notes will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act (as defined in the prospectus) contained in proposals to amend the Canadian Tax Act released by the Minister of Finance (Canada) on April 29, 2022 (the “Hybrid Mismatch Proposals”). Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all. We will not pay any additional amounts as a result of any withholding required by reason of the Hybrid Mismatch Proposals.

Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

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Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Description of the Debt Securities—Forms of the Debt Securities” and “Ownership, Book-Entry Procedures and Settlement” in the prospectus.

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” above and the terms appearing under the caption “Description of the Notes We May Offer” in the prospectus supplement, as modified by this pricing supplement.

Canadian Bail-in Powers:	The Notes are not bail-inable notes (as defined in the prospectus) under the Canada Deposit Insurance Corporation Act.

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Additional Terms of Your Notes
You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” of this pricing supplement and “Risk Factors” of the prospectus supplement and the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
◾	Prospectus dated March 4, 2022:
http://www.sec.gov/Archives/edgar/data/947263/000119312522066245/d203088d424b3.htm
◾	Prospectus Supplement dated March 4, 2022:
http://www.sec.gov/Archives/edgar/data/947263/000119312522066255/d231177d424b3.htm
Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

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Additional Risk Factors
The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the prospectus supplement and the prospectus.
You should consult your investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of your particular circumstances.
Risks Relating to Structure and Credit Characteristics
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.
Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Interest Payment Dates and the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.
Because the Notes Accrue Interest at a Fixed Rate During the Fixed Interest Periods, the Amount of Interest Payable on Your Notes on Each Interest Payment Date During the Fixed Interest Periods May Be Below Market Interest Rates.
Because interest payable on your Notes during the Fixed Interest Periods accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the Interest Payment Dates during the Fixed Interest Periods will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the Fixed Interest Rate relative to market interest rates for the term of the Notes, and be willing to forgo market interest rates during the Fixed Interest Periods.
Because the Notes Accrue Interest at the Floating Interest Rate During the Floating Interest Period, You May Receive a Lesser Interest Rate During Such Period Relative to That of the Fixed Interest Periods.
The interest payable on the Notes during the Floating Interest Period, if any, will accrue at the Floating Interest Rate. The Floating Interest Rate will vary and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of the Floating Interest Rate and the possibility that the Floating Interest Rate on the Notes will decrease during the Floating Interest Period to a rate that may be lower than the Fixed Interest Rate and may be as low as the Minimum Interest Rate of 0.00%.
The Interest Payment with respect to the Floating Interest Period is Variable and May Be as Low as the Minimum Interest Rate of 0.00%.
You will receive an Interest Payment (if any) on the applicable Interest Payment Date with respect to the Floating Interest Period based on a rate per annum equal to the Floating Interest Rate, which is fixed on the corresponding Interest Reset Date. Such Floating Interest Rate may be as low as the Minimum Interest Rate of 0.00%.
The Notes are Subject to Interest Rate Risk.
The Fixed Interest Rate applicable during each Fixed Interest Period and/or the Floating Interest Rate applicable during the Floating Interest Period may be lower than the interest rates for similar debt securities then-prevailing in the market. Accordingly, you would earn less interest on the Notes than you could earn on other investments with a similar level of risk available at such time. The value of your Notes may decline during a period of rising interest rates and the amount that you would receive for them in any secondary market transaction if you tried to sell them would be adversely affected. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally that are important in determining the existence, magnitude and longevity of these risks and their results. Any payments on the Notes, including any Interest Payment and the repayment of the Principal Amount at maturity, may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.
The Yield on the Notes may be Lower than the Yield on Conventional Debt Securities of Comparable Maturity.
The yield that you will receive on your Notes may be less than the return you could earn on conventional debt securities of comparable maturity. The Interest Payment (if any) for the Floating Interest Period is linked to the Floating Interest Rate as of the Interest Reset Date (subject to the Minimum Interest Rate). If there is a decline in the Floating Interest Rate over the term of your Notes, the effective yield on your Notes for the Floating Interest Period may be less than that of a conventional fixed-rate debt security of comparable maturity, including those issued by the TD, could be as low as the Minimum Interest Rate of 0.00%. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

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Risks Relating to the Floating Interest Rate
The Floating Interest Rate, and Therefore The Market Value of, and Return on, the Notes, May be Volatile and Will Be Affected by a Number of Factors.
The Floating Interest Rate and the secured overnight financing rate (“SOFR”) and the market value of, and return on, the Notes, are subject to volatility due to a variety of factors, including but not limited to:
◾	interest and yield rates in the market;
◾	changes in, or perceptions about future SOFR-based CMS rates and SOFR itself;
◾	general economic conditions;
◾	policies of the U.S. Federal Reserve Board regarding interest rates;
◾	supply and demand for U.S. dollar-denominated interest rate swaps with a floating leg based on SOFR for the relevant term;
◾	sentiment regarding underlying strength in the U.S. and global economies;
◾	expectations regarding the level of price inflation;
◾	inflation and expectations concerning inflation;
◾	sentiment regarding credit quality in the U.S. and global credit markets;
◾	performance of capital markets;
◾	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets and interest rates generally and that may affect the Floating Interest Rate and SOFR; and
◾	the time remaining to the maturity of the Notes.
The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower 2-Year SOFR CMS Rate (USD) will result in the Floating Interest Rate decreasing to a level equal to or less than the Minimum Interest Rate.
The Floating Interest Rate May Be Modified or Discontinued, Which Could Adversely Affect the Market Value of, and Return on, the Notes.
The Floating Interest Rate represents the fixed rate of interest payable on a hypothetical interest rate swap. In such a hypothetical swap, a fixed rate of interest is exchangeable for a floating rate based on SOFR (compounded in arrears for twelve months using standard market conventions), each payable annually on an Actual/360 basis (i.e. interest accrues based on the actual number of days elapsed in a year assumed to be 360 days). SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The Floating Interest Rate is published by the ICE Benchmark Administration Limited (the “IBA”) and SOFR is published by the New York Federal Reserve. TD has no control over the determination, calculation or publication of the Floating Interest Rate or SOFR and there can be no guarantee that the Floating Interest Rate and SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to your interest in the Notes. Because the Floating Interest Rate and SOFR are relatively new, there may be a greater likelihood of changes to the methods pursuant to which they are determined than there would be if they had longer publication histories. Similarly, market terms for floating-rate debt securities linked to the Floating Interest Rate or SOFR, such as the manner of determining the Floating Interest Rate or the manner of determining SOFR, may evolve over time, and trading prices of earlier issued Floating Interest Rate- or SOFR-linked notes may be lower than those of later-issued debt securities as a result. Any changes to the manner in which the Floating Interest Rate or SOFR is calculated could adversely affect the market value of, and return on, the Notes.
Additionally, if the Calculation Agent determines that the Floating Interest Rate has been permanently or indefinitely discontinued prior to the Interest Reset Date, then the Calculation Agent or its designee will select a substitute rate with reference to (1) any alternative reference rate selected by the central bank, monetary authority or any similar institution and (2) accepted market practice and usage, as discussed further in the prospectus supplement under “Description of the Notes We May Offer — Interest Rates — Floating Rate Notes — CMS Rate Notes”. If the Calculation Agent (or its designee) selects an Alternative Rate, it may make Adjustments (as defined in the prospectus supplement) to the terms of the Notes, as appropriate to account for differences with the Alternative Rate. There can be no assurance that the characteristics of any Alternative Rate will be similar to the Floating Interest Rate (or the then-current reference rate that it is replacing) or that any Adjustments will produce the economic equivalent of the Floating Interest Rate (or the then-current reference rate that it is replacing). The use of an Alternative Rate may result in a return on the Notes that is substantially lower than or that does not otherwise correlate over time with the payment that would have been made had the Floating Interest Rate (or the then-current reference rate that it is replacing) remained available in its current form.
There is Limited Historical Data Regarding the Floating Interest Rate and SOFR and the Future Performance of the Floating Interest Rate and SOFR Cannot Be Predicted Based on Historical Performance.
The Floating Interest Rate was first published by the IBA in November 2021. Similarly, the New York Federal Reserve began to publish SOFR in April 2018, though the New York Federal Reserve has also published indicative historical SOFR going back to August 2014. Accordingly, both the Floating Interest Rate and SOFR have limited historical performance. You should not rely on any historical changes or trends in the Floating Interest Rate or SOFR (whether based on actual or indicative historical data). The future performance of the Floating Interest Rate and SOFR cannot be predicted based on their past performance, and the performance of the Floating Interest Rate and SOFR during the term of the Notes may bear little or no relation to their limited historical performance. Since the initial publication of the Floating Interest Rate and SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in

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comparable benchmark or market rates. As a result, the return on the Notes may fluctuate to a larger degree than floating-rate securities that are linked to less volatile rates.
Risks Relating to Valuation and Liquidity
The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be less than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.
There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network. TD Securities (USA) LLC and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TD Securities (USA) LLC or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.
If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the Issue Price, and as a result, you may suffer substantial losses.
The Temporary Price at Which the Underwriter May Initially Buy The Notes in the Secondary Market May Exceed Other Secondary Market Values and, Depending on Your Broker, the Valuation Provided on Your Customer Account Statements May Not Be Indicative of Future Prices of Your Notes.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Underwriter may initially buy or sell the Notes in the secondary market (if the Underwriter makes a market in the Notes, which it is not obligated to do) may, for a temporary period after the Pricing Date of the Notes, exceed the secondary market value of the Notes, as discussed further under “Supplemental Plan of Distribution (Conflicts of Interest).” During this temporary period such prices may, depending on your broker, be greater than the valuation provided on your customer account statements; you should inquire with your broker as to the valuation provided on your customer account statement. The price at which the Underwriter may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.
Risks Relating to Conflicts of Interest
There Are Potential Conflicts of Interest Between You and the Calculation Agent.
The Calculation Agent will, among other things, determine the interest payments on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision.
Under Certain Circumstances, the Calculation Agent May Replace the Floating Interest Rate and Make Conforming Changes to the Terms of the Notes.
As discussed further herein under “Information About the Floating Interest Rate”, if the 2-Year SOFR CMS Rate (USD) has been permanently or indefinitely discontinued, then the Calculation Agent (or its designee) may select an Alternative Rate and make other Adjustments to the terms of the Notes. There can be no assurance that the Alternative Rate and any Adjustments will perform similarly to the Floating Interest Rate and the use of the Alternative Rate and/or Adjustments may adversely affect the market value of, and return on, the Notes. Furthermore, if the Calculation Agent cannot determine an Alternative Rate, it may rely on the 2-Year SOFR CMS Rate (USD) published on a date prior to the Interest Reset Date, meaning the interest paid during the Floating Interest Period will not be based on then-current interest rates and may adversely affect the market value of the Notes for that period and your return on the Notes. In such a situation, the Calculation Agent may have a conflict of interest in making any such decision.

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Risks Relating to Canadian and U.S. Federal Income Taxation
Significant Aspects of the Tax Treatment of the Notes May Be Uncertain.
The U.S. tax treatment of the Notes may be uncertain. Please read carefully the section entitled “Material U.S. Federal Income Tax Consequences” below. You should consult your tax advisor about your tax situation.
For a discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the prospectus under “Tax Consequences—Canadian Taxation” and the further discussion herein under “Summary”. If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

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Information About the Floating Interest Rate
Included on the following pages is a brief description of the Floating Interest Rate and SOFR. This information has been obtained from publicly available sources. Also set forth below are graphs that the past performance for the Floating Interest Rate. The information given below is for the period indicated. We obtained the past performance information set forth below from Bloomberg without independent verification. You should not take the historical performance of the Floating Interest Rate as an indication of future performance.
2-Year SOFR CMS Rate (USD)
The 2-Year U.S. Dollar SOFR ICE Swap Rate (“2-Year SOFR CMS Rate (USD)” or “Floating Interest Rate”) means, the rate for U.S. dollar swaps with a maturity of 2 years commencing as of the Interest Reset Date, which appears on Bloomberg page “USISSO02 <INDEX>” as of 11:00 a.m., New York City time on the Interest Reset Date. The Floating Interest Rate is a constant maturity swap rate, which measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an Actual/360 day count basis, is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an Actual/360 day count basis. SOFR, as discussed further below, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. With an Actual/360 day count basis, interest accrues based on the actual number of elapsed days in a hypothetical year assumed to be 360 days.
Additionally, if the Calculation Agent determines that the 2-Year SOFR CMS Rate (USD) has been permanently or indefinitely discontinued prior to the Interest Reset Date, then the Calculation Agent or its designee may select an Alternative Rate and make Adjustments to the terms of the Notes, as discussed further herein and in the prospectus supplement under “Description of the Notes We May Offer — Interest Rates — Floating Rate Notes — CMS Rate Notes”.
On April 26, 2023, the Floating Interest Rate was 3.935%. The graph below sets forth the historical performance of the Floating Interest Rate from November 18, 2021 through April 26, 2023. Publication of the Floating Interest Rate began on November 18, 2021. Accordingly, the Floating Interest Rate has limited historical performance and an investment with a return based on its performance may be more risky than a comparable investment with a return based on the performance of an interest rate with a more established record of performance. The future performance of the Floating Interest Rate cannot be predicted based on its historical performance and may bear little or no relation to its historical performance.
2-Year SOFR CMS Rate (USD)

SOFR
The Secured Overnight Financing Rate (“SOFR”) is published by the Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The Federal Reserve reports that SOFR includes all trades in the “Broad General Collateral Rate” (as defined on the Federal Reserve’s website), plus bilateral Treasury repurchase agreement transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation, a subsidiary of the Depository Trust and Clearing Corporation. SOFR is filtered by the Federal Reserve to remove a portion of the foregoing transactions considered to be “Specials”, which are repurchases for specific-issue collateral, which take place at cash-lending rates below those for general collateral repurchases because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security. For additional information regarding SOFR, see “Description of the Notes We May Offer ‑ Interest Rates ‑ Floating Rate Notes ‑ SOFR Notes” in the prospectus supplement.

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Material U.S. Federal Income Tax Consequences
General The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the Notes. This discussion replaces the federal income tax discussions in the prospectus supplement and prospectus. This discussion does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the Notes. Persons considering the purchase of Notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:
•	an individual who is a citizen or a resident of the U.S., for U.S. federal income tax purposes;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S. or any State thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a Note that is:
•	a nonresident alien individual for federal income tax purposes;
•	a foreign corporation for federal income tax purposes; or
•	an estate or trust whose income is not subject to federal income tax on a net income basis.
An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. for U.S. federal income tax purposes by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This discussion is based on interpretations of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. This discussion addresses only holders that purchase Notes at initial issuance, and own Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. This discussion does not address the tax consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code and does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the U.S.; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the Notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes).
U.S. Federal Income Tax Treatment of the Notes
U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as short-term debt instruments, and the remainder of this discussion assumes that the Notes are so treated. Although there is no authority that specifically addresses the tax treatment of short-term debt instruments with terms substantially similar to the Notes, absent an election to the contrary, cash-method U.S. holders generally should not be required to include interest (or deemed interest) in income until a sale, maturity, or other taxable disposition of the Notes. Accrual method U.S. holders, cash method U.S. holders that elect to accrue interest on the Notes currently, and certain specified taxpayers such as regulated investment companies are required to include interest (or deemed interest) on the Notes as ordinary income as it accrues on a straight-line basis, unless they elect to accrue the interest (or deemed interest) using a constant yield method with daily compounding.
On a sale, maturity, or other taxable disposition of the Notes, U.S. holders generally should recognize gain or loss in an amount equal to the difference between their amount realized and their adjusted tax basis in the Notes, which should be the amount they paid for their Notes plus the amount of interest income accrued on the Notes, if any. Any such gain or loss should be short-term capital gain or loss, except to the extent of any interest income that has accrued on the Notes on a straight-line basis (or, if elected, using a constant-yield method with daily compounding).

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Cash-method U.S. holders generally will be required to defer deductions for any interest (or deemed interest) paid on indebtedness incurred to purchase or carry the Notes to the extent it exceeds the interest (or deemed interest) they have included in income on the Notes.
Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that your Notes should be treated in the manner described above.
Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.
Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the Notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.
Non-U.S. Holders. If you are a non-U.S. holder, subject to FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain realized from the taxable disposition of the Notes generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A Note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the Note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the U.S. includes only property situated in the U.S. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the Notes at death.
Both U.S. and non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

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Supplemental Plan of Distribution (Conflicts of Interest)
We have appointed TD Securities (USA) LLC, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TD Securities (USA) LLC will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers. Such other registered broker-dealers generally offered the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may have agreed to forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may have been as low as $998.95 (99.895%) per Note. TD Securities (USA) LLC will receive a commission of $3.05 (0.305%) per Note and will use all of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Underwriter may initially buy or sell the Notes in the secondary market, if any, may, for a temporary period expected to be approximately 18 months after the Issue Date, exceed the secondary market value of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. This discretionary election and the temporary reimbursement period are determined on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.
Conflicts of Interest. TD Securities (USA) LLC is an affiliate of TD and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. If any other affiliate of TD, including but not limited to TD Ameritrade, Inc., participates in this offering, that affiliate will also have a “conflict of interest” within the meaning of FINRA Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. This offering of the Notes will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, neither TDS nor any other affiliate of ours is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We may use this pricing supplement in the initial sale of the Notes. In addition, TD Securities (USA) LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Prohibition of Sales to EEA and United Kingdom Retail Investors
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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Validity of the Notes
In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP dated March 4, 2022 filed as an exhibit to the current report on Form 6-K on March 4, 2022.
In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated February 4, 2022, which has been filed as Exhibit 5.2 to the registration statement on Form F-3 filed by TD on February 4, 2022.

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